SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A*

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO. (AMEND))*

                                  EXPEDIA, INC.
                                (NAME OF ISSUER)

                     COMMON STOCK, PAR VALUE $.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    30212P105
                                 (CUSIP NUMBER)

         CHARLES Y. TANABE, ESQ.                      PAMELA S. SEYMON, ESQ.
SENIOR VICE PRESIDENT AND GENERAL COUNSEL        WACHTELL, LIPTON, ROSEN & KATZ
       LIBERTY MEDIA CORPORATION                        51 WEST 52ND STREET
        12300 LIBERTY BOULEVARD                       NEW YORK, NEW YORK 10019
          ENGLEWOOD, CO 80112                              (212) 403-1000
           (720) 875-5400

  (Name, Address and Telephone Number of Persons Authorized to receive Notices and Communications)

                                NOVEMBER 23, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------
* NOTE: This statement constitutes Amendment No. 1 of the Report on Schedule 13D (the "Schedule 13D") of the reporting group consisting of Liberty Media Corporation, Barry Diller and the BDTV Entities.

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    LIBERTY MEDIA CORPORATION
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)
                                                                     (b)     |X|
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                    NOT APPLICABLE
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                               [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                    DELAWARE
--------------------------------------------------------------------------------

                             7        SOLE VOTING POWER
         NUMBER OF                               NONE; SEE ITEM 5
          SHARES             ---------------------------------------------------
       BENEFICIALLY          8        SHARED VOTING POWER
         OWNED BY                                84,345,775 SHARES
           EACH              ---------------------------------------------------
         REPORTING           9        SOLE DISPOSITIVE POWER
        PERSON WITH                              NONE; SEE ITEM 5
                             ---------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                                 84,345,775 SHARES
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    84,345,775 SHARES
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              [X]

                    EXCLUDES SHARES BENEFICIALLY OWNED BY THE EXECUTIVE OFFICERS AND DIRECTORS OF LIBERTY AND SHARES BENEFICIALLY OWNED BY DIANE VON FURSTENBERG, MR. DILLER'S SPOUSE.
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.7%.

                    ASSUMES (1) CONVERSION OF ALL SHARES OF CLASS B COMMON
                    STOCK BENEFICIALLY OWNED BY THE REPORTING PERSONS INTO SHARES OF COMMON STOCK, AND (2) THE EXERCISE OF OPTIONS TO PURCHASE 19,027,097 SHARES OF COMMON STOCK WHICH ARE CURRENTLY EXERCISABLE BY MR. DILLER. BECAUSE EACH SHARE OF CLASS B COMMON STOCK GENERALLY IS ENTITLED TO TEN VOTES PER SHARE, EACH SHARE OF PREFERRED STOCK IS ENTITLED TO TWO VOTES PER SHARE AND EACH SHARE OF COMMON STOCK IS ENTITLED TO ONE VOTE PER SHARE, THE REPORTING PERSONS MAY BE DEEMED TO BENEFICIALLY OWN EQUITY SECURITIES OF THE COMPANY REPRESENTING APPROXIMATELY 52.9% OF THE VOTING POWER OF THE COMPANY. SEE ITEM 5.
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                    CO
--------------------------------------------------------------------------------

                                    3 of 12
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                  BARRY DILLER
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)
                                                                     (b)     [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                  NOT APPLICABLE
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                               [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                  UNITED STATES
--------------------------------------------------------------------------------
                             7        SOLE VOTING POWER
         NUMBER OF                               NONE; SEE ITEM 5
          SHARES             ---------------------------------------------------
       BENEFICIALLY          8        SHARED VOTING POWER
         OWNED BY                                84,345,775 SHARES
           EACH              ---------------------------------------------------
         REPORTING           9        SOLE DISPOSITIVE POWER
        PERSON WITH                              NONE; SEE ITEM 5
                             ---------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                                 84,345,775 SHARES
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    84,345,775 SHARES
 -------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              [X]

                    EXCLUDES SHARES BENEFICIALLY OWNED BY THE EXECUTIVE OFFICERS AND DIRECTORS OF LIBERTY AND SHARES BENEFICIALLY OWNED BY DIANE VON FURSTENBERG, MR. DILLER'S SPOUSE.
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.7%.

                    ASSUMES (1) CONVERSION OF ALL SHARES OF CLASS B COMMON
                    STOCK BENEFICIALLY OWNED BY THE REPORTING PERSONS INTO SHARES OF COMMON STOCK, AND (2) THE EXERCISE OF OPTIONS TO PURCHASE 9,500,000 SHARES OF COMMON STOCK WHICH ARE CURRENTLY EXERCISABLE BY MR. DILLER. BECAUSE EACH SHARE OF CLASS B COMMON STOCK GENERALLY IS ENTITLED TO TEN VOTES PER SHARE, EACH SHARE OF PREFERRED STOCK IS ENTITLED TO TWO VOTES PER SHARE AND EACH SHARE OF COMMON STOCK IS ENTITLED TO ONE VOTE PER SHARE, THE REPORTING PERSONS MAY BE DEEMED TO BENEFICIALLY OWN EQUITY SECURITIES OF THE COMPANY REPRESENTING APPROXIMATELY 52.9% OF THE VOTING POWER OF THE COMPANY. SEE ITEM 5.
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                    IN
--------------------------------------------------------------------------------

                                    4 of 12
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    BDTV INC.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)
                                                                     (b)     [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                    NOT APPLICABLE
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                               [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                    DELAWARE
--------------------------------------------------------------------------------
                             7        SOLE VOTING POWER
         NUMBER OF                               NONE; SEE ITEM 5
          SHARES             ---------------------------------------------------
       BENEFICIALLY          8        SHARED VOTING POWER
         OWNED BY                                84,345,775 SHARES
           EACH              ---------------------------------------------------
         REPORTING           9        SOLE DISPOSITIVE POWER
        PERSON WITH                              NONE; SEE ITEM 5
                             ---------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                                 84,345,775 SHARES
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    84,345,775 SHARES
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              [X]

                    EXCLUDES SHARES BENEFICIALLY OWNED BY THE EXECUTIVE OFFICERS AND DIRECTORS OF LIBERTY AND SHARES BENEFICIALLY OWNED BY DIANE VON FURSTENBERG, MR. DILLER'S SPOUSE.
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.7%.

                    ASSUMES (1) CONVERSION OF ALL SHARES OF CLASS B COMMON
                    STOCK BENEFICIALLY OWNED BY THE REPORTING PERSONS INTO SHARES OF COMMON STOCK, AND (2) THE EXERCISE OF OPTIONS TO PURCHASE 9,500,000 SHARES OF COMMON STOCK WHICH ARE CURRENTLY EXERCISABLE BY MR. DILLER. BECAUSE EACH SHARE OF CLASS B COMMON STOCK GENERALLY IS ENTITLED TO TEN VOTES PER SHARE, EACH SHARE OF PREFERRED STOCK IS ENTITLED TO TWO VOTES PER SHARE AND EACH SHARE OF COMMON STOCK IS ENTITLED TO ONE VOTE PER SHARE, THE REPORTING PERSONS MAY BE DEEMED TO BENEFICIALLY OWN EQUITY SECURITIES OF THE COMPANY REPRESENTING APPROXIMATELY 52.9% OF THE VOTING POWER OF THE COMPANY. SEE ITEM 5.
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                    CO
--------------------------------------------------------------------------------

                                    5 of 12
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    BDTV II INC.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)
                                                                     (b)     [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                    NOT APPLICABLE
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                               [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                    DELAWARE
--------------------------------------------------------------------------------
                             7        SOLE VOTING POWER
         NUMBER OF                               NONE; SEE ITEM 5
          SHARES             ---------------------------------------------------
       BENEFICIALLY          8        SHARED VOTING POWER
         OWNED BY                                84,345,775 SHARES
           EACH              ---------------------------------------------------
         REPORTING           9        SOLE DISPOSITIVE POWER
        PERSON WITH                              NONE; SEE ITEM 5
                             ---------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                                 84,345,775 SHARES
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    84,345,775 SHARES
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              [X]

                    EXCLUDES SHARES BENEFICIALLY OWNED BY THE EXECUTIVE OFFICERS AND DIRECTORS OF LIBERTY AND SHARES BENEFICIALLY OWNED BY DIANE VON FURSTENBERG, MR. DILLER'S SPOUSE.
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.7%.

                    ASSUMES (1) CONVERSION OF ALL SHARES OF CLASS B COMMON
                    STOCK BENEFICIALLY OWNED BY THE REPORTING PERSONS INTO SHARES OF COMMON STOCK, AND (2) THE EXERCISE OF OPTIONS TO PURCHASE 9,500,000 SHARES OF COMMON STOCK WHICH ARE CURRENTLY EXERCISABLE BY MR. DILLER. BECAUSE EACH SHARE OF CLASS B COMMON STOCK GENERALLY IS ENTITLED TO TEN VOTES PER SHARE, EACH SHARE OF PREFERRED STOCK IS ENTITLED TO TWO VOTES PER SHARE AND EACH SHARE OF COMMON STOCK IS ENTITLED TO ONE VOTE PER SHARE, THE REPORTING PERSONS MAY BE DEEMED TO BENEFICIALLY OWN EQUITY SECURITIES OF THE COMPANY REPRESENTING APPROXIMATELY 52.9% OF THE VOTING POWER OF THE COMPANY. SEE ITEM 5.
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                    CO
--------------------------------------------------------------------------------

                                    6 of 12
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
                    BDTV III INC.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)
                                                                     (b)     [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                    NOT APPLICABLE
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                               [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                    DELAWARE
--------------------------------------------------------------------------------
                             7        SOLE VOTING POWER
         NUMBER OF                               NONE; SEE ITEM 5
          SHARES             ---------------------------------------------------
       BENEFICIALLY          8        SHARED VOTING POWER
         OWNED BY                                84,345,775 SHARES
           EACH              ---------------------------------------------------
         REPORTING           9        SOLE DISPOSITIVE POWER
        PERSON WITH                              NONE; SEE ITEM 5
                             ---------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                                 84,345,775 SHARES
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    84,345,775 SHARES

--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              [X]

                    EXCLUDES SHARES BENEFICIALLY OWNED BY THE EXECUTIVE OFFICERS AND DIRECTORS OF LIBERTY AND SHARES BENEFICIALLY OWNED BY DIANE VON FURSTENBERG, MR. DILLER'S SPOUSE.
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.7%.

                    ASSUMES (1) CONVERSION OF ALL SHARES OF CLASS B COMMON
                    STOCK BENEFICIALLY OWNED BY THE REPORTING PERSONS INTO SHARES OF COMMON STOCK, AND (2) THE EXERCISE OF OPTIONS TO PURCHASE 9,500,000 SHARES OF COMMON STOCK WHICH ARE CURRENTLY EXERCISABLE BY MR. DILLER. BECAUSE EACH SHARE OF CLASS B COMMON STOCK GENERALLY IS ENTITLED TO TEN VOTES PER SHARE, EACH SHARE OF PREFERRED STOCK IS ENTITLED TO TWO VOTES PER SHARE AND EACH SHARE OF COMMON STOCK IS ENTITLED TO ONE VOTE PER SHARE, THE REPORTING PERSONS MAY BE DEEMED TO BENEFICIALLY OWN EQUITY SECURITIES OF THE COMPANY REPRESENTING APPROXIMATELY 52.9% OF THE VOTING POWER OF THE COMPANY. SEE ITEM 5.
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                    CO
--------------------------------------------------------------------------------

                                    7 of 12
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS BDTV IV INC.
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)
                                                                     (b)     [X]
--------------------------------------------------------------------------------
   3     SEC USE ONLY
--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS
                    NOT APPLICABLE
--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEM 2(d) OR 2(e)                               [ ]
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION
                    DELAWARE
--------------------------------------------------------------------------------
                             7        SOLE VOTING POWER
         NUMBER OF                               NONE; SEE ITEM 5
          SHARES             ---------------------------------------------------
       BENEFICIALLY          8        SHARED VOTING POWER
         OWNED BY                                84,345,775 SHARES
           EACH              ---------------------------------------------------
         REPORTING           9        SOLE DISPOSITIVE POWER
        PERSON WITH                              NONE; SEE ITEM 5
                             ---------------------------------------------------
                             10       SHARED DISPOSITIVE POWER
                                                 84,345,775 SHARES
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    84,345,775 SHARES
--------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                              [X]

                    EXCLUDES SHARES BENEFICIALLY OWNED BY THE EXECUTIVE OFFICERS AND DIRECTORS OF LIBERTY AND SHARES BENEFICIALLY OWNED BY DIANE VON FURSTENBERG, MR. DILLER'S SPOUSE.
--------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.7%.

                    ASSUMES (1) CONVERSION OF ALL SHARES OF CLASS B COMMON
                    STOCK BENEFICIALLY OWNED BY THE REPORTING PERSONS INTO SHARES OF COMMON STOCK, AND (2) THE EXERCISE OF OPTIONS TO PURCHASE 9,500,000 SHARES OF COMMON STOCK WHICH ARE CURRENTLY EXERCISABLE BY MR. DILLER. BECAUSE EACH SHARE OF CLASS B COMMON STOCK GENERALLY IS ENTITLED TO TEN VOTES PER SHARE, EACH SHARE OF PREFERRED STOCK IS ENTITLED TO TWO VOTES PER SHARE AND EACH SHARE OF COMMON STOCK IS ENTITLED TO ONE VOTE PER SHARE, THE REPORTING PERSONS MAY BE DEEMED TO BENEFICIALLY OWN EQUITY SECURITIES OF THE COMPANY REPRESENTING APPROXIMATELY 52.9% OF THE VOTING POWER OF THE COMPANY. SEE ITEM 5.
--------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON
                    CO
--------------------------------------------------------------------------------

                                    8 of 12

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                                  STATEMENT OF

                           LIBERTY MEDIA CORPORATION,
                                  BARRY DILLER,
                                   BDTV INC.,
                                  BDTV II INC.,
                                  BDTV III INC.
                                       AND
                                  BDTV IV INC.

Pursuant to Section 13(d) of the Securities Exchange Act of 1934 in respect of

                                  EXPEDIA, INC.

                  Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

ITEM 2.           IDENTITY AND BACKGROUND

                  The information contained in Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following information:

                  Annex A attached hereto is incorporated herein by reference and amends and restates Annex A of the Schedule 13D in its entirety.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The information contained in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following information:

                  The information contained in Item 5 of this Amendment is hereby incorporated by reference herein.

ITEM 4.  PURPOSE OF THE TRANSACTION

                  The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

                  The information contained in Item 5 of this Amendment is hereby incorporated by reference herein.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

                  The information contained in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

                  On August 23, 2005, Mr. Diller exercised options to acquire 1,895,847 shares of Common Stock at an exercise price of $5.04 per share. In connection with the foregoing stock option exercise, Expedia withheld

                                    9 of 12
445,978 shares of Common Stock to cover the payment of the aggregate exercise price and Expedia withheld 721,822 shares of Common Stock for payment of aggregate taxes due, such withheld shares of Common Stock having a fair market value of $21.43 per share.

                  On November 22, 2005, Mr. Diller exercised options to acquire 1,250,000 shares of Common Stock at an exercise price of $6.84 per share. In connection with the foregoing stock option exercise, Expedia withheld 370,852 shares of Common Stock to cover the payment of the aggregate exercise price and Expedia withheld 437,686 shares of Common Stock for payment of aggregate taxes due, such withheld shares of Common Stock having a fair market value of $23.055 per share.

                  On November 23, 2005, Mr. Diller exercised options to acquire 6,381,250 shares of Common Stock at an exercise price of $4.20 per share. In connection with the foregoing stock option exercise, Expedia withheld 1,145,353 shares of Common Stock to cover the payment of the aggregate exercise price and Expedia withheld 2,606,706 shares of Common Stock for payment of aggregate taxes due, such withheld shares of Common Stock having a fair market value of $23.40 per share.

                  After giving effect to the exercise of options by Mr. Diller described above, the members of the Reporting Group beneficially own 58,745,777 shares of Common Stock (assuming the exercise of options to purchase 9,500,000 shares of Common Stock which are currently exercisable by Mr. Diller) and 25,599,998 shares of Class B Common Stock, which shares constitute 18.0% of the outstanding shares of Common Stock and 100% of the outstanding shares of Class B Common Stock. Assuming the conversion of all of the Reporting Group's shares of Class B Common Stock into Common Stock, the Reporting Group would beneficially own 23.7% of the outstanding Common Stock (calculated in accordance with Rule 13d-3). Because each share of Class B Common Stock generally is entitled to ten votes per share, each share of Common Stock is entitled to one vote per share and each share of outstanding preferred stock is entitled to two votes per share, the Reporting Persons may be deemed to beneficially own equity securities of the Company representing approximately 52.9% of the voting power of the Company. The foregoing beneficial ownership amounts exclude shares of Common Stock beneficially owned by the executive officers and directors of Liberty and shares of Common Stock beneficially owned by Diane Von Furstenberg, Mr. Diller's spouse, as to which Mr. Diller disclaims beneficial ownership. Subject to adjustment in accordance with Rule 13d-3, the foregoing beneficial ownership amounts are based on there being outstanding as of the close of business on November 14, 2005 317,436,018 shares of Common Stock, 25,599,998 shares of Class B Common Stock and 846 shares of preferred stock, which share numbers were disclosed in the Company's quarterly report on Form 10-Q filed on November 9, 2005. Mr. Diller continues to hold an irrevocable proxy granted by Liberty, pursuant to which Mr. Diller has the right to vote the Company's securities held by Liberty and its affiliates, subject to certain limitations.

                                    10 of 12

                                   SIGNATURES

                  After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this statement is true, complete and correct.

Dated:  December 6, 2005

                                                 LIBERTY MEDIA CORPORATION

                                                 By:   /s/ Charles Y. Tanabe
                                                    ----------------------------
                                                    Name:  Charles Y. Tanabe
                                                    Title: Senior Vice President

                                                 BARRY DILLER

                                                 By:   /s/ Barry Diller
                                                    ----------------------------

                                                 BDTV INC., BDTV II INC.,
                                                 BDTV III INC., BDTV IV INC.

                                                 By:   /s/ Barry Diller
                                                    ----------------------------
                                                    Name:  Barry Diller
                                                    Title: President

                                    11 of 12

                                INDEX TO EXHIBITS

1. Joint Filing Agreement, by and among Liberty Media Corporation, a Delaware corporation, Mr. Barry Diller, BDTV INC., a Delaware corporation, BDTV II INC., a Delaware corporation, BDTV III INC., a Delaware corporation, and BDTV IV INC., a Delaware corporation, dated as of August 19, 2005.

2. Governance Agreement, by and among Expedia, a Delaware corporation, Liberty Media Corporation, a Delaware corporation and Mr. Barry Diller, dated as of August 9, 2005.

3. Stockholders Agreement, by and between Liberty Media Corporation, a Delaware corporation, and Mr. Barry Diller, dated as of August 9, 2005.

                                    12 of 12

         Annex A of the Schedule 13D/A is hereby amended to read in its entirety as follows:

                                     ANNEX A

          DIRECTORS AND EXECUTIVE OFFICERS OF LIBERTY MEDIA CORPORATION

                  The name and present principal occupation of each director and executive officer of Liberty Media Corporation are set forth below. Unless otherwise noted, the business address for each person listed below is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, Colorado 80112. To the knowledge of Liberty Media Corporation, all executive officers and directors listed on this Annex A are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

----------------------------- --------------------------------------------------
Name and Business Address     PRINCIPAL OCCUPATION AND PRINCIPAL BUSINESS
       (IF APPLICABLE)        (IF APPLICABLE)
----------------------------- --------------------------------------------------
John C. Malone                Chief Executive Officer and Chairman of the Board
                              and Director of Liberty
----------------------------- --------------------------------------------------
Robert R. Bennett             President and Director of Liberty
----------------------------- --------------------------------------------------
Donne F. Fisher               Director of Liberty; President of Fisher Capital
9781 Meridian Blvd., #200     Partners, Ltd.
Englewood, Colorado 80112
----------------------------- --------------------------------------------------
Paul A. Gould                 Director of Liberty; Managing Director of Allen &
711 5th Avenue, 8th Floor     Company Incorporated
New York, New York 10022
----------------------------- --------------------------------------------------
Gregory B. Maffei             Director of Liberty
----------------------------- --------------------------------------------------
David E. Rapley               Director of Liberty
----------------------------- --------------------------------------------------
M. LaVoy Robison              Director of Liberty; Executive Director and a
the 1727 Tremont Place        Board Member of Anschutz Foundation
Denver, Colorado 80202
----------------------------- --------------------------------------------------
Larry E. Romrell              Director of Liberty
----------------------------- --------------------------------------------------
David J.A. Flowers            Senior Vice President and Treasurer of Liberty
----------------------------- --------------------------------------------------
Albert E. Rosenthaler         Senior Vice President of Liberty
----------------------------- --------------------------------------------------
Christopher W. Shean          Senior Vice President and Controller of Liberty
----------------------------- --------------------------------------------------
Charles Y. Tanabe             Senior Vice President, General Counsel and
                              Secretary of Liberty
----------------------------- --------------------------------------------------